FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes ____No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on November 12, 2006.

This announcement is made under the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

Announcement

China Network Communications Group Corporation (“CNC”) announces that it has reached an agreement on 12 November 2006 with Telefónica Internacional S.A.U. (“Telefónica”) that upon Telefónica acquiring 8% of the issued share capital of PCCW Limited (“PCCW”), CNC and Telefónica will transfer all of their respective interests in PCCW into a special purpose vehicle (the “SPV”) which will hold an approximately 27.94% stake in PCCW and become the single largest shareholder of PCCW.

CNC, Telefónica and PCCW have signed a non-binding memorandum of understanding to develop a strategic alliance in relation to certain areas of business in the telecommunications and media sectors including, among others, IPTV and international wholesale services, in order to achieve synergy of the competitive advantages of the three groups of companies.

CNC is not acting in concert (within the meaning of the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the “Codes”)) with any person (apart from Telefónica) in regard to its shareholding in PCCW. It has not, in regard to such shareholding, entered into any agreement or arrangement with any of Mr. Francis P. T. Leung, Li Ka-shing Foundation Limited and its representatives, Li Ka Shing (Canada) Foundation and its representatives, Mr. Li Ka Shing (or any company controlled by him) whether personally or through his agents or representatives, and Mr. Richard Li (apart from the shareholders’ agreements entered into between CNC and three companies associated with Mr. Richard Li on 19 January 2005, the entering into of which was previously disclosed to the public and which shareholders’ agreements do not render CNC be regarded as acting in concert with the parties to the agreements or any of the aforementioned persons).

Notwithstanding the establishment of the SPV as a shareholder of PCCW, CNC and persons acting in concert with it do not have control (within the meaning of the Codes) over PCCW, and CNC does not intend to control the board of PCCW and will not seek to do so in the future unless CNC gains control of PCCW by observing all applicable regulatory requirements under the Codes.

For and on behalf of China Network Communications Group Corporation ZHANG Chunjiang (Legal Representative and General Manager)

Beijing, 12 November 2006

The Legal Representative and General Manager of CNC accepts full responsibility for the accuracy of information contained in this announcement and confirms, having made all reasonable inquiries, that to the best of his knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Miao Jianhua
By /s/ Mok Kam Wan

Name:	Miao Jianhua and Mok Kam Wan
Title:	Joint Company Secretaries

Date:	November 13, 2006